


SembCorp
Industries

Co Regn No: 199802418D



Rule 12g3-2(b) File No. 825109

7 January 2005


05005263

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Linda Hoon Siew Kin
Group Company Secretary

Enc

C:jesstan/MasnetAnn/SECltr

SembCorp Industries Ltd 30 Hill Street #05-04 Singapore 179360
Tel: (65) 6723 3113 Fax: (65) 6822 3254 Website: http://www.sembcorp.com.sg

PEOPLE DEVELOPER SINGAPORE

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SEMBCORP INDUSTRIES LTD
Company Registration No.	199802418D
Announcement submitted on behalf of	SEMBCORP INDUSTRIES LTD
Announcement is submitted with respect to *	SEMBCORP INDUSTRIES LTD
Announcement is submitted by *	Linda Hoon Siew Kin
Designation *	Group Company Secretary
Date & Time of Broadcast	07-Jan-2005 17:09:11
Announcement No.	00023

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	COMPLETION OF DIVESTMENT OF 30 PER CENT EQUITY INTEREST IN SIME SEMBCORP ENGINEERING SDN. BHD.
Description	
Attachments:	SSE-Completion070105.pdf Total size = **17K** (2048K size limit recommended)

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SembCorp
Industries


Co Regn No: 1998022418D

January 7, 2005

COMPLETION OF DIVESTMENT OF 30 PER CENT EQUITY INTEREST IN SIME SEMBCORP ENGINEERING SDN. BHD.

SINGAPORE, January 7, 2005 - SembCorp Industries Ltd ("the Group") refers to the announcements dated October 19 and December 21, 2004 in respect of the divestment of 30 per cent equity interest in Sime SembCorp Engineering Sdn Bhd by wholly-owned subsidiary, SembCorp Utilities Pte Ltd.

The Group is pleased to announce that the divestment has been completed today.

Earlier announcements can be found at www.sembcorp.com.sg.

For enquiries, please contact:

Lim Siew Khee

Group Corporate Relations

SembCorp Industries

Tel: +65 6723 3076

Email: lim.siewkhee@sembcorp.com.sg